February 28, 2007
VIA EDGAR AND FACSIMILE
Ms. Sonia Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Zila, Inc. Registration Statement on Form S-3 Filed on December 28, 2006 File No. 333-139698
Dear Ms. Barros:
     This letter responds to the Staff’s comment, as set forth in the Staff’s letter dated January 12, 2007, on the Zila, Inc. Registration Statement on Form S-3, File No. 333-139698, which was filed on December 28, 2006. For your convenience, we have repeated your comment in our letter.
     Staff Comment:
     1. Please amend the registration statement to incorporate by reference all of the relevant Forms 8-K filed since the company’s most recent Form 10-K, including the Forms 8-K describing the private placements underlying the shares being registered for resale.
     Company Response:
     The registration statement has been amended to incorporate by reference all of the relevant Forms 8-K filed since the company’s most recent Form 10-K, including the Forms 8-K describing the private placements underlying the shares being registered for resale.
***
     We acknowledge to the Staff that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

Securities and Exchange Commission
February 28, 2007

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (602) 266-6700.

Very truly yours, Zila, Inc.
/s/ Gary V. Klinefelter
Gary V. Klinefelter
Vice President, General Counsel, and Secretary

cc:	Jeffrey P. Riedler, Assistant Director Michael M. Donahey, Esq.